UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

SEC File Number:  000-53334

CUSIP Number: 76123C105

(Check one): ☑  Form 10-K ☐  Form 20-F ☐  Form 11-K ☐ Form 10-Q ☐  Form 10-D ☐  Form N-SAR ☐  Form N-CSR

For Period Ended: December 31, 2010

☐   Transition Report on Form 10-K

☐   Transition Report on Form 20-F

☐   Transition Report on Form 11-K

☐   Transition Report on Form 10-Q

☐   Transition Report on Form N-SAR

For the Transition Period Ended:_________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Resource Holdings, Inc.
11753 Willard Avenue
Tustin, CA  92782

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☑	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously disclosed in the Current Report on Form 8-K filed by Resource Holdings, Inc. (the “Company”) with the Securities and Exchange Commission (the “SEC”) on March 23, 2011, the Board of Directors (the “Board”) of the Company concluded that the Company’s previously issued financial statements contained in the Annual Report on Form 10-K for the fiscal year ended 2009, and its Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2010, June 30, 2010 and September 30, 2010, (collectively, “the previously issued financial statements”) should no longer be relied upon and should be restated in order to correct certain errors relating to the accounting for and reporting of certain expenses paid by an officer and stockholder of the Company on behalf of the Company and the recording of the issuance of shares of the Company’s common stock to investors at a price higher than the correct fair market value.

Because of the nature and timing of the review, the Company will be unable to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2010 with the SEC by March 31, 2011, the prescribed due date.  The delay could not be eliminated without unreasonable effort or expense. The Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010 will be filed as soon as practicable after the Company has completed the restatement process and the Company expects that such filing will be made within the 15-day extension period provided for under Rule 12b-25 of the Securities Exchange Act of 1934, as amended.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Michael B. Campbell, Chief Executive Officer	(714)	832-3249
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☑ No ☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As of the date hereof, management of the Company has not had sufficient time to determine the impact of the accounting errors described above on the previously issued financial statements and is therefore unable to provide a narrative or quantitative explanation of the anticipated change in its results of operations at this time.

RESOURCE HOLDINGS, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 31, 2011	By:	/s/ Michael B. Campbell
Name: Michael B. Campbell
Title: Chief Executive Officer